Exhibit 99.1

Moolec Receives Staff Determination Letter and Provides Update on Nasdaq Listing Compliance Status

On December 30, 2025, Moolec Science SA (“Moolec” or the “Company”) received an additional determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company does not currently meet the minimum stockholders’ equity requirement of $2.5 million under Nasdaq Listing Rule 5550(b)(1).

As previously disclosed in the Company’s Form 20-F for the year ended June 30, 2025, management expects to regain compliance with the Nasdaq continued listing standards through the recognition of an estimated gain of approximately $105.8 million related to the derecognition of certain subsidiaries following their bankruptcy proceedings.. Upon completion of this accounting process, the Company anticipates that the gain resulting from this accounting process will generate a positive net income, enabling the Company to satisfy Nasdaq’s net income standard requirement of $500,000.

The derecognition process is already underway following the bankruptcy filing of certain subsidiaries.

This disclosure is made in accordance with Nasdaq Listing Rule 5810(b), which requires prompt public announcement upon receipt of a notification of non-compliance.

Forward-looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to the Company’s plan to file reports and regain compliance under the Nasdaq rules, performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.